Filed by TC Energy Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: TC PipeLines, LP

(Commission File No. 001-35358)

As previously disclosed, on December 14, 2020, TC PipeLines, LP, a Delaware limited partnership (the “TC PipeLines”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among TC Energy Corporation, a Canadian corporation (“TC Energy”), TC PipeLines GP, Inc., a Delaware corporation and the general partner of TC PipeLines, TransCan Northern Ltd., a Delaware corporation, TransCanada PipeLine USA Ltd., a Nevada corporation and TCP Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of TC Energy (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub into TC PipeLines (the “Merger”) with TC PipeLines continuing as the surviving entity. As a result of the Merger, TC PipeLines will become an indirect wholly owned subsidiary of TC Energy. On January 26, 2021, TC Energy and TC PipeLines filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus for the solicitation of proxies in connection with the special meeting of TC PipeLines’ unitholders to be held on February 26, 2021, to vote upon, among other things, matters necessary to complete the Merger (the “Proxy Statement/Prospectus”).

Litigation Related to the Merger

Following the filing of the Proxy Statement/Prospectus, 7 complaints have been filed with respect to the Merger as of February 17, 2021: three in the United States District Court for the Southern District of New York, captioned as Foti v. TC PipeLines, LP et al, No. 1:21-cv-00828 (S.D.N.Y.) (the “Foti Action”), Zajac v. TC PipeLines, LP et al, No. 1:21-cv-01047 (S.D.N.Y.) (the “Zajac Action”) and Wilhelm v. TC PipeLines, LP et al, No. 1:21-cv-01204 (S.D.N.Y.) (the “Wilhelm Action”); one in the United States District Court for the Eastern District of New York, captioned as Walters v. TC PipeLines, LP et al, No. 1:21-cv-00675 (E.D.N.Y.) (the “Walters Action”); two in the United States District Court for the District of Delaware, captioned as Waterman v. TC PipeLines, LP et al, No. 1:21-cv-00122-UNA (D. Del.) (the “Waterman Action”) and Stein v. TC PipeLines, LP et al, No. 1:21-cv-00159-UNA (the “Stein Action” and, together with the Foti Action, Zajac Action, Wilhelm Action, Walters Action and Waterman Action “the Federal Court Actions”); and one in the Supreme Court of the State of New York in the County of New York, captioned as Veltri v. TC PipeLines, LP et al, No. 650692/2021 (Sup. Ct. N.Y. Cty) (the “Veltri Action” and together with the Federal Court Actions, the “Unitholder Actions”). The Unitholder Actions were filed by purported TC PipeLines unitholders and name TC PipeLines, TC PipeLines GP, Inc. and the members of the board of directors of TC PipeLines GP, Inc. as defendants.

The Unitholder Actions allege, among other things, that the Proxy Statement/Prospectus fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as Rule 14a-9 under the Exchange Act. The Unitholder Actions seek injunctive relief enjoining the Merger and damages and costs, among other remedies.

It is possible that additional, similar complaints may be filed or the complaints described above may be amended. If this occurs, TC PipeLines and TC Energy do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although TC PipeLines and TC Energy cannot predict the outcome of or estimate the possible loss or range of loss from these matters, TC PipeLines, TC Energy and TC PipeLines GP, Inc.’s defendant directors believe that these complaints are without merit and intend to vigorously defend them.

TC PipeLines and TC Energy believe that these claims are without merit and no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Unitholder Actions delaying the Merger and to minimize the expense of defending the Unitholder Actions, and without admitting any liability or wrongdoing, TC PipeLines and TC Energy are voluntarily making certain disclosures below that supplement those contained in the Proxy Statement/Prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, TC PipeLines and TC Energy specifically deny all allegations in the foregoing complaints, including that any additional disclosure was or is required, and believe that the supplemental disclosures contained herein are immaterial.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

TC PipeLines and TC Energy are supplementing the Proxy Statement/Prospectus with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Proxy Statement/Prospectus, and all terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus. New text is bolded and underlined.

The section of the Proxy Statement/Prospectus titled “The Merger Proposal—Background of the Merger” is hereby amended and supplemented by:

Amending and restating the last paragraph on page 42 in its entirety as follows:

On October 16, 2020, TC Energy representatives uploaded into the data room six-year financial projections for TC Energy, which reflected the pro forma company after effecting the Proposed Transaction and which did not materially differ from the TC Energy prospective consolidated financial information that was developed on a standalone basis without giving effect to the Merger.  See the section titled "TC Energy Unaudited Prospective Financial Information.”

The section of the Proxy Statement/Prospectus titled “The Merger Proposal—Opinion of the Financial Advisor of the Conflicts Committee” is hereby amended and supplemented by:

Amending and restating the paragraph on page 56 under the heading “Discounted Cash Flow Analysis” in its entirety as follows:

Evercore performed a discounted cash flow analysis of TC PipeLines by valuing the cash flows received by TC PipeLines based on the TCP Financial Projections during both a five-year and a nine-year period. Evercore calculated unlevered free cash flows (which are set forth below) utilizing an effective tax rate of 29.6% from 2021 to 2025 (80% of the 37%) and 37% thereafter including in the terminal year for the terminal value calculation. Evercore estimated terminal values by (1) applying the perpetuity growth method, utilizing a range of discount rates, a range of estimated perpetuity growth rates and TC PipeLines’ assumed terminal year unlevered free cash flows, and (2) utilizing a range of estimated EBITDA exit multiples. The terminal values for the five-year and nine-year period analyses were based on year ending December 31, 2025 and December 31, 2029, respectively.

Evercore selected a range of discount rates of 5.5% to 6.5%, based on (i) TC PipeLines’ weighted average cost of capital ("WACC"), as estimated by Evercore based on the Capital Asset Pricing Model ("CAPM"), taking into account TC PipeLines’ capital structure and that of the selected comparable companies listed under “— Peer Group Trading Analysis” below, the unlevered beta of both TC PipeLines and the selected comparable companies listed under “— Peer Group Trading Analysis” below, a size premium based on TC Pipelines’ market capitalization, and TC PipeLines’ long-term cost of debt and (ii) Evercore’s professional judgment and expertise. For the perpetuity growth rate assumption, Evercore selected a range of (0.25)% to 0.25% based on its professional judgment and expertise, taking into consideration the long-term rate of inflation and regulations applicable to many of TC PipeLines’ assets, which determine the level of return TC PipeLines is able to earn on such assets, among other things. For the EBITDA exit multiple assumption, Evercore selected a range of EBITDA multiples of 8.5x to 10.5x based on its professional judgment and expertise, taking into account the implied EBITDA multiples of a list of comparable public partnerships and companies as described under “— Peer Group Trading Analysis” below, among other things. For both the perpetuity growth approach and the EBITDA exit multiple approach, Evercore calculated an implied equity value per share range after subtracting the proportionately consolidated net debt and the implied value of the Class B Units from the resulting enterprise value and dividing the resulting equity value by the projected units outstanding as provided by TC PipeLines.

The discounted cash flow analysis utilizing the EBITDA exit multiple methodology to calculate terminal value resulted in an implied equity value per TC PipeLines common unit range of $19.79 to $32.20 for the five-year period and $18.93 to $30.01 for the nine-year period. The discounted cash flow analysis utilizing the perpetuity growth rate methodology to calculate terminal value resulted in an implied equity value per TC PipeLines common unit range of $20.51 to $35.06 for the five-year period and $18.85 to $31.29 for the nine-year period.

Evercore’s unlevered free cash flows is set forth below.

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029 E
	(US$ in millions, other than per unit amounts)
Unlevered Free Cash Flow(1)	$79	$205	$129	$345	$373	$341	$304	$307	$291

(1) Arithmetically derived by Evercore for purposes of its discounted cash flow analysis based on estimates of TC PipeLine’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Amending and restating the paragraph on page 57 under the heading “Discounted Distributions Analysis” in its entirety as follows:

Evercore performed a discounted distributions analysis for TC PipeLines common units based on the present value of future cash distributions to holders of TC PipeLines common units. Evercore utilized a terminal yield range of 7.5% to 10.5% based on the average and median distribution yield for the recent trading performance of TC PipeLines. Evercore utilized a cost of equity of 7.5% to 8.5% based on (i) CAPM, taking into account TC PipeLines capital structure and that of the selected comparable partnerships and companies listed under “— Peer Group Trading Analysis” below, the unlevered beta of both TC PipeLines and that of the selected comparable partnerships and companies listed under “— Peer Group Trading Analysis” below and a size premium based on TC PipeLine’s market capitalization and (ii) Evercore’s professional judgment and expertise. Evercore utilized a cost of equity of 9.0% to 11.0% based on total expected market return for master limited partnerships (“MLPs’’) and corporations (‘‘C-Corps’’) owning assets similar to those owned by TC PipeLines. Utilizing the TCP Financial Projections and the cost of equity based on CAPM, Evercore determined an implied equity value per TC PipeLines common unit range of $27.14 to $35.06. Utilizing the TCP Financial Projections and the cost of equity based on total expected market return, Evercore determined an implied equity value per TC PipeLines common unit range of $24.82 to $33.09.

Inserting the following at the end of page 57:

The individual trading multiples are set forth below.

U.S. Partnerships / Companies	Enterprise Value / EBITDA
Benchmark	2021E	2022E
Energy Transfer LP	8.0x	8.0x
Equitrans Midstream Corporation	9.4x	7.9x
Kinder Morgan, Inc.	9.6x	9.6x
The Williams Companies, Inc.	10.1x	9.8x

Canadian Companies	Enterprise Value / EBITDA
Benchmark	2021E	2022E
Enbridge Inc.	11.8x	10.9x
TC Energy Corporation	11.1x	10.7x

Amending and restating the disclosure on page 59 located under the heading “Precedent M&A Transaction” in its entirety as follows:

Evercore reviewed selected publicly-available information for transactions involving the acquisition of midstream assets announced in the prior five years and selected 15 transactions, although Evercore noted that none of the selected transactions were directly comparable to the Merger:

Date	Acquirer / Target (Seller)	Transaction Value / EBITDA
7/2020	Berkshire Hathaway Inc. / Gas Transmission and Storage Assets (Dominion Energy)	9.7x
9/2019	NextEra Energy Partners, LP / Meade Pipeline Co LLC (AltaGas Ltd., Cabot Oil and Gas Corp., Ares Management)	11.6x
1/2019	NEXUS Gas Transmission, LLC (Enbridge Inc.; DTE Energy Company) / Generation Pipeline LLC	14.4x
2/2018	Tallgrass Energy GP, LP / 25.01% interest in Rockies Express Pipeline LLC (Tallgrass Development LP)	6.4x
11/2017	American Midstream Partners, LP / Trans-Union Interstate Pipeline (ArcLight Capital Partners, LLC)	6.5x
11/2017	New Jersey Resources Corp / Interstate Energy Company, LLC (Talen Energy Corp.)	NA
7/2017	Blackstone Energy Partners / 32.44% interest in Rover Pipeline (Energy Transfer Partners, LP)	10.7x
5/2017	TC Pipelines / 49.3% interest in Iroquois Gas Transmission System, LP and 11.8% interest in Portland Natural Gas Transmission (TransCanada Corporation)	10.9x
4/2017	Tallgrass Energy Partners, LP / 24.99% interest in Rockies Express Pipeline LLC (Tallgrass Development, LP)	6.6x
10/2016	Dominion Midstream Partners / Questar Pipeline LLC (Dominion Resources)	9.9x
7/2016	Southern Company / 50% Interest in Southern Natural Gas Pipeline System (Kinder Morgan, Inc.)	10.4x
5/2016	Tallgrass Energy Partners, LP / 25% interest in Rockies Express Pipeline LLC (Sempra U.S. Gas and Power)	6.9x
11/2015	Kinder Morgan, Inc. and Brookfield Infrastructure Partners LP / Natural Gas Pipeline Company of America LLC (Myria Holdings, Inc.)	13.1x
11/2015	TC Pipelines, LP / 49.9% interest in Portland Natural Gas Transmission System (TransCanada Corporation)	9.7x
8/2015	Dominion Midstream Partners, LP / 25.93% Interest in Iroquois Gas Transmission System, LP (National Grid and New Jersey Resources Corp.)	9.8x
2/2015	TC Pipelines, LP / 30% interest in Gas Transmission Northwest LLC (TransCanada Corporation)	10.4x

Precedent M&A Transactions	Mean	Median
Transaction Value/EBITDA	9.8x	9.9x

Evercore reviewed the historical Transaction Value and EBITDA in the selected transactions noting the mean and median of the selected historical transactions were 9.8x and 9.9x, respectively, and derived a range of relevant implied multiples of Transaction Value / EBITDA of 8.5x to 11.0x. Evercore then applied these ranges of selected multiples to the 2020E proportionately consolidated EBITDA. After adjusting for net debt, Class B units and units outstanding as of December 31, 2020, Evercore determined an implied equity value per TC PipeLines common unit range of $27.36 to $45.36.

Amending and restating the paragraph on page 60 under the heading “Discounted Dividends Analysis” in its entirety as follows:

Evercore performed a discounted dividends analysis of TC Energy common shares based on the present value of the future cash dividends to holders of TC Energy common shares. Evercore utilized a terminal yield range of 4.5% to 6.5% based on the average and median dividend yield for the recent trading performance of TC Energy. Evercore utilized a cost of equity of 8.0% to 9.0% based on (i) CAPM, taking into account TC Energy’s capital structure and that of the selected comparable partnerships and companies listed under “— Peer Group Trading Analysis” below, the unlevered beta of both TC Energy and the selected comparable partnerships and companies listed under “— Peer Group Trading Analysis” below and a size premium based on TC Energy’s market capitalization and (ii) Evercore’s professional judgment and expertise. Evercore utilized a cost of equity of 9.0% to 11.0% based on total expected market return for publicly traded companies owning assets similar to those owned by TC Energy. Utilizing the TRP Financial Projections, Evercore determined an implied equity value per TC Energy common share range using the cost of equity based on CAPM of C$56.52 to C$77.98 and an implied equity value per TC Energy common share range using the total expected market return of C$52.29 to C$74.83.

Inserting the following at the end of page 60:

The individual trading multiples are set forth below.

Canadian Companies	Enterprise Value / EBITDA
Benchmark	2021E	2022E
Enbridge Inc.	11.8x	10.9x
Pembina Pipeline Corporation	9.9x	9.7x
Inter Pipeline Ltd.	13.0x	9.6x

U.S. Partnerships / Companies	Enterprise Value / EBITDA
Benchmark	2021E	2022E
Enterprise Products Partners L.P.	9.9x	9.7x
Kinder Morgan, Inc.	9.6x	9.6x
Equitrans Midstream Corporation	9.4x	7.9x
The Williams Companies, Inc.	10.1x	9.8x

The section of the Proxy Statement/Prospectus titled “The Merger Proposal—Summary of TC PipeLines Prospective Financial Information” is hereby amended and supplemented by:

Amending and restating the third paragraph on page 66 in its entirety as follows:

The TC Energy prospective financial information was developed through TC Energy's customary strategic planning and budgeting process utilizing reasonable available estimates and judgments at the time of its preparation. Because TC Energy consolidates the Partnership, the TC Energy prospective financial information was developed on a standalone basis without giving effect to the Merger. Accordingly, the TC Energy prospective financial information does not give effect to the Merger or any changes to TC Energy's operations or strategy that may be implemented after the effective time if the Merger is completed, including potential synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger, none of which would have a material impact on TC Energy on a consolidated basis, including comparable EBITDA or FGFO. Moreover, there is no change expected to TC Energy common share dividends per share as a result of the Merger.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements regarding the potential transaction between TC Energy and TC PipeLines, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding TC Energy’s and TC PipeLines’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of TC Energy’s and TC PipeLines’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Partnership unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to TC Energy’s or TC PipeLines’s respective businesses; the effect of this communication on the price of TC Energy’s common shares or TC PipeLines’s common units; the effects of industry, market, economic, political or regulatory conditions outside of TC Energy’s or TC PipeLines’s control; transaction costs; TC Energy’s ability to achieve the benefits from the proposed transaction; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of shippers or the availability of natural gas in a low oil price environment; the impact of litigation and other opposition proceedings on the ability to begin work on projects and the potential impact of an ultimate court or administrative ruling to a project schedule or viability; uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on the respective businesses of TC Energy and TC PipeLines; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the parties’ control; and the potential liability resulting from pending or future litigation. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. TC PipeLines assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in TC PipeLines’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on TC PipeLines’s website at https://www.tcpipelineslp.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov, and in TC Energy’s most recent Annual Report on Form 40-F, as it may be updated from time to time by current reports on Form 6-K all of which are available on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This communication may be deemed to be solicitation material in respect of the potential transaction. In connection with the potential transaction, on January 22, 2021, TC Energy filed with the SEC an amendment to the registration statement on Form F-4 that was originally filed on January 11, 2021 containing a prospectus of TC Energy and a proxy statement of TC PipeLines. The registration statement was declared effective on January 26, 2021, and TC PipeLines commenced mailing the definitive proxy statement/prospectus to common unitholders of TC PipeLines on or about January 28, 2021. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TC Energy or TC PipeLines filed with the SEC or sent to TC PipeLines’s common unitholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TC ENERGY AND TC PIPELINES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by TC Energy or TC PipeLines through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TC Energy will be available free of charge on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and copies of the documents filed with the SEC by TC PipeLines will be available free of charge on TC PipeLines’s website at https://www.tcpipelineslp.com/investors/reports-and-filings.

TC Energy and TC PipeLines, and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of TC Energy is set forth in its Management Information Circular, dated February 27, 2020, which was filed as Exhibit 99.1 to TC Energy’s Current Report on Form 6-K, filed with the SEC on March 16, 2020. Information about the directors and executive officers of TC PipeLines is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and its Current Reports on Form 8-K, filed with the SEC on September 17, 2020 and November 13, 2020. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction is included in the registration statement and proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.